Wienerberger

062-04316



The sky is clearing: The third quarter.

Report on the Third Quarter of 2006

Earnings Data		1-9/2005	1-9/2006	Change in %	Year-end 2005
Revenues	in € mill.	1,468.6	1,655.9	+13	1,954.6
EBITDA[1]	in € mill.	332.4	351.6	+6	428.4
EBIT[1]	in € mill.	218.3	228.1	+4	270.3
Profit before tax	in € mill.	196.9	200.9	+2	251.3
Profit after tax	in € mill.	153.5	157.4	+3	196.4
Adjusted earnings per share[2]	in €	2.11	2.20	+4	2.67
Free cash flow[3]	in € mill.	125.2	162.3	+30	223.8
Maintenance capex	in € mill.	55.0	69.3	+26	88.2
Growth investments	in € mill.	183.7	349.5	+90	250.5

Balance Sheet Data		31.12.2005	30.9.2006	Change in %
Equity[4]	in € mill.	1,483.1	1,523.8	+3
Net debt	in € mill.	934.4	1,196.3	+28
Capital employed	in € mill.	2,289.4	2,568.4	+12
Balance sheet total	in € mill.	3,269.6	3,690.4	+13
Gearing	in %	63.0	78.5	-
Employees[5]		13,327	13,454	+1

Stock Exchange Data		1-12/2005	1-9/2006	Change in %
Share price high	in €	39.10	44.81	+15
Share price low	in €	28.12	32.11	+14
Share price at end of period	in €	33.80	37.24	+10
Shares outstanding (weighted)[6]	in 1,000	73,196	73,320	0
Market capitalization at end of period	in € mill.	2,506.9	2,762.0	+10

Segments 1-9/2006 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other[7]	
Revenues	452.1	*(+19)*	343.0	*(+17)*	615.9	*(+10)*	271.9	*(+8)*	-27.0	*(-55)*
EBITDA[1]	108.2	*(+5)*	72.8	*(+14)*	132.5	*(+5)*	49.1	*(-1)*	-11.0	*(-1)*
EBIT[1]	68.3	*(+1)*	46.3	*(+18)*	89.8	*(+5)*	37.6	*(-5)*	-13.9	*(-5)*
Total investments	84.4	*(+12)*	79.2	*(+76)*	122.5	*(+51)*	131.8	*(>100)*	0.9	*(-50)*
Capital employed	574.6	*(+4)*	464.2	*(+14)*	1,068.6	*(+12)*	442.9	*(+31)*	18.1	*(-41)*
Employees[5]	4,578	*(-5)*	2,076	*(+10)*	4,202	*(0)*	2,422	*(+10)*	176	*(+11)*

1) Adjusted for non-recurring income and expenses
2) Before amortization of goodwill and adjusted for non-recurring income and expenses
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments
4) Equity including minority interest
5) Average number of employees for the period
6) Adjusted for treasury stock
7) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets.

Chief Executive's Review

Dear Shareholders,

During the third quarter of 2006 Wienerberger successfully implemented its programs to improve earnings. Both revenues and EBITDA rose by 18% from July to September, increasing Group revenues for the first nine months by 13% to € 1,655.9 million and EBITDA by 6% to € 351.6 million. The sizeable growth in revenues was supported by a plus of 8% in sales volumes and average price increases of 5%.



Wolfgang Reithofer,
Chief Executive Officer of
Wienerberger AG

In a simplified manner, I would characterize our markets during the third quarter as follows: sound new residential construction in Europe and a noticeable decline in the USA. Sales volumes in Central-East Europe and Germany rose by a substantial amount. The Wienerberger plants in Poland are operating at full capacity, and prices were also adjusted in other countries to offset higher energy costs. These developments led to an improvement in operating EBITDA for the third quarter, with a 20% increase in Central-East Europe to € 53.9 million and 26% growth in Central-West Europe to € 35.7 million. Wienerberger also recorded higher sales volumes in Belgium, France and the Netherlands, and was able to adjust prices in certain areas. EBITDA in North-West Europe rose by 16% over the comparable prior year period to € 50.1 million for the third quarter. On the US market the decline in new residential construction was stronger than generally expected and had a negative impact on our earnings, and even the acquisition of Robinson Brick in June was unable to completely offset this effect. From July to September EBITDA in this region fell 10% to € 17.3 million. For the remainder of the year I expect continued strength on most European markets, while the National Association of Home Builders (NAHB) forecasts a drop of more than 10% in US housing starts.

High growth capex to expand market positions financed with cash flow and debt

The Wienerberger Group plans to invest approximately € 400 million in growth projects during 2006. We will use at least € 300 million for our current bolt-on program, which includes new plant construction and smaller takeovers. The Robinson acquisition in the USA represents an investment of roughly € 95 million. The planned acquisition of Baggeridge in Great Britain cannot be closed before the start of 2007 because of antitrust procedures, and will shift the € 131 million required for this transaction to next year. Wienerberger will finance its 2006 growth capex from cash flow and additional debt. As a result, gearing should reach 75% by year-end (excluding Baggeridge).

Goal remains unchanged for a 10% earnings growth

Developments during the third quarter confirm our mid-year estimates, and show that earnings will follow the growth in revenues with a certain delay. Wienerberger will record another improvement in earnings for the 2006 Business Year. Our goal to increase EBITDA by 10% is unchanged, but depends on continued favorable operating conditions in Europe and only a limited downturn in the USA. Our employees and management remain focused on this target.

Hans Tschuden, CFO to leave Wienerberger as of March 31, 2007

Hans Tschuden has been appointed CFO of Telekom Austria, and will therefore resign from the Wienerberger Managing Board on March 31, 2007. The Supervisory Board is currently addressing the issue of succession and expects to reach a decision within the coming weeks. On behalf of the Supervisory Board and my colleagues on the Managing Board, I would like to thank Hans for his excellent work and contribution to the positive development of our company, and wish him the very best for the future.

Yours Wolfgang Reithofer

Financial Review

Earnings

Substantial investments in recent years allowed Wienerberger to continue its growth course during the first nine months of 2006. Group revenues rose by 13% to € 1,655.9 million, whereby 8% of this increase is related to higher sales volumes and 5% to price effects.

All segments reported an improvement in revenues, with the largest increases registered in Central-East Europe at +19% and Central-West Europe at +17%. In Central-East Europe Wienerberger recorded double-digit growth in sales volumes as a result of strong demand in Poland, Hungary, Romania, Croatia and Slovakia, and further expanded its market positions in these countries. In Central-West Europe the primary driver for top-line growth was the recovery of residential construction in Germany and the resulting significant increase in sales volumes across all product groups as well as steady and sound development in Switzerland. In North-West Europe revenue growth of 10% was supported by higher sales volumes and price adjustments in nearly all countries. Significantly more hollow bricks were sold in Belgium and France. However, the situation in the USA was different: the initial consolidation of Robinson Brick led to revenue growth of 8% in this segment, but sales volumes fell by 4% because the weakness that began to affect new residential construction in April intensified during the third quarter.

Revenues and EBITDA

as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q1 18%
Q2 30%
Q3 28%
Q4 24%
Q1 13%
Q2 33%
Q3 32%
Q4 22%
Q1 17%
Q2 30%
Q3 28%
Q4 25%
Q1 13%
Q2 34%
Q3 31%
Q4 22%
2004
2005
Revenues
EBITDA

During the third quarter the development of earnings rebounded from the declines recorded in the early months of 2006. Operating EBITDA rose by 6% to € 351.6 million for the first three quarters, even though rising energy prices during the course of the year have increased costs by € 46 million. The improvement in earnings was supported by strong demand on nearly all European markets, and also reflected the results of price increases made at the start of the year and a further adjustment in September. This development in part offset the weaker earnings growth recorded during the first six months as a result of the delayed construction season in Central-East Europe and start-up costs in a number of new plants.

Revenues and EBITDA Q1 – Q3

in € mill.



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,325.5
1,468.6
1,655.9
317.9
332.4
351.6
2004
2005
2006
Revenues
EBITDA

Operating EBIT recorded by the Group (adjusted for non-recurring effects) totaled € 228.1 million, which represents an increase of 4% over the comparable prior year period. The shut-down of two plants in the Czech Republic and the USA triggered non-recurring expenses of € 7.2 million in the third quarter. Financial results declined from € -16.4 to -20.0 million due to a decrease in income from associates (at equity valuation of Pipelife and Tondach Gleinstätten) and a slight rise in interest expense. Profit before tax rose by 2% to € 200.9 million, and profit after tax of € 157.4 million exceeded the prior year figure by 3%. Adjusted earnings per share totaled € 2.20 compared to € 2.11 for the first nine months of 2005. The weighted number of shares outstanding remained nearly unchanged at 73.3 million.

Cash Flow

Free cash flow showed excellent development, rising by 30% to € 162.3 million for the first nine months of 2006. Gross cash flow totaled € 288.3 million, or 4% more than in the prior year. The start of the seasonal reduction in working capital during the third quarter and the Group-wide program to reduce inventories at the beginning of the year supported an impressive 61% improvement in cash flow from operating activities to € 226.8 million. Cash outflows of € 418.8 million for investments exceeded the 2005 level by 75%; and included € 69.3 million for maintenance, replacement and rationalization projects (maintenance capex) and € 349.5 million for acquisitions and the construction or expansion of plants (growth investments). Dividends of € 87.0 million were paid to shareholders.

Asset and Financial Position

Gearing should decline to 75% by year-end

Equity rose by 3% to € 1,523.8 million compared to year-end 2005, primarily as a result of net profit recorded for the period, in spite of the negative impact of foreign exchange effects and the dividend payment. Net debt increased 28% to € 1,196.3 million chiefly due to the Group's investment activities, but the decline in working capital during the third quarter led to a reduction in debt. Gearing rose from 63.0% as of December 31, 2005 to 78.5% for the same reasons, but should fall to roughly 75% by year-end following a further seasonal reduction in working capital during the last quarter.

The Third Quarter of 2006

Significant growth in revenues with strong increase in sales volumes and higher prices

Group revenues for the third quarter rose by 18% to € 644.0 million. All countries, with the exception of Italy, Slovenia and Norway, reported higher revenues than in the comparable period of 2005. Double-digit growth was registered in Germany (due to the positive development of residential construction and the Knabe, Bogen and Jungmeier acquisitions) as well as in Poland, Hungary, Romania, Great Britain and North Europe (because of good demand). Higher sales volumes in France and Belgium also contributed to these results. In addition to the increase in sales volumes, further price adjustments in September were a major reason for the sound top-line growth during the third quarter. The USA recorded an 8% increase in revenues, which resulted solely from the initial consolidation of Robinson Brick, but business was negatively influenced by significant weakness in new residential construction and an organic decline was recorded for the third quarter.

Margin returns to prior year level for first time in third quarter

Operating EBITDA also rose by 18% over the comparable prior year period, reaching € 154.7 million for the third quarter of 2006. Price increases implemented in nearly all countries at the start of the year and again in September were able to offset the sharp rise in energy and freight costs over the past 18 months and return margins to the prior year levels for the first time. The highest earnings growth was recorded in Poland, Slovenia, Romania, Germany and Belgium as well as by Bramac and Semmelrock.

Revenues	**7-9/2005**	**7-9/2006**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	156.4	194.1	+24
Central-West Europe	111.8	149.2	+33
North-West Europe	192.0	212.4	+11
USA	92.9	100.3	+8
Investments and Other [1]	-7.3	-12.0	-64
Wienerberger Group	**545.8**	**644.0**	**+18**

EBITDA [2]	**7-9/2005**	**7-9/2006**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	45.1	53.9	+20
Central-West Europe	28.3	35.7	+26
North-West Europe	43.1	50.1	+16
USA	19.3	17.3	-10
Investments and Other [1]	-5.1	-2.3	+55
Wienerberger Group	**130.7**	**154.7**	**+18**

1) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment.
2) Adjusted for non-recurring income and expenses.

Segments

Revenues by Segment


5
4
1
3
2

1 Central-East Europe: 27%
2 Central-West Europe: 20%
3 North-West Europe: 37%
4 USA: 16%
5 Investments and Other: 0%

EBITDA by Segment


5
4
1
3
2

1 Central-East Europe: 31%
2 Central-West Europe: 21%
3 North-West Europe: 37%
4 USA: 14%
5 Investments and Other: -3%

Central-East Europe

The Central-East Europe segment continued to pursue its growth course during the third quarter and recorded a strong increase in revenues as well as a significant improvement in earnings. This segment generated 27% of Group revenues and 31% of EBITDA.

Revenues rose by 19% to € 452.1 million for the first nine months of 2006. Development of earnings rebounded from the declines at the start of the year with a 5% increase in EBITDA to EUR 108.2 million and an impressive 20% plus over the third quarter of 2005. This development reflects previous announcements, which indicated that the improvement in earnings would follow top-line growth with a delay. The primary driver for the strong growth in revenues was the renewed momentum in residential construction throughout Eastern Europe, which Wienerberger used to record double-digit increases in sales volumes and further expand its market positions. The plants in Poland and Romania operated at full capacity during the third quarter, and the selling prices for hollow bricks were raised in these countries as well as in Hungary, Romania and Austria to cover higher energy and freight costs. This partly offset the weaker development of earnings during the first half-year, which resulted from the delayed construction season (costs of idle capacity through temporary plant shutdowns and increased use of energy) as well as start-up costs in several new plants. Semmelrock and Bramac also contributed to the improvement in Group revenues and EBITDA with double-digit growth.

Wienerberger continued its expansion strategy in Eastern Europe with bolt-on projects in the third quarter. The newly constructed hollow brick plant in Sibiu, Romania, exceeded production forecasts for September and the start-up phase at the Kiprevo plant in Russia began in early October. Semmelrock entered the market in the Czech Republic during October with the acquisition of Colorbeton (number three on the Czech paver market) and set another milestone in its East European expansion course.

Positive outlook for the fourth quarter leads to expectations of further improvement in earnings

The outlook remains positive for the coming months. We expect continued growth in sales volumes in Poland, where slight price adjustments in clay roof tiles are planned for October because of the current sound level of demand. Wienerberger also forecasts higher sales volumes for the other countries in this segment. Earnings should show further improvement during the fourth quarter since additional cost increases are not expected and the price adjustments implemented in previous periods have already taken effect. In 2007 new housing construction in Eastern Europe is expected to remain generally strong, and Wienerberger intends to use the favorable operating climate to further grow revenues and earnings. The only source of uncertainty is Hungary, since the impact of budget austerity measures by the federal government is difficult to estimate at the present time.

Central-East Europe		**1-9/2005**	**1-9/2006**	**Change in %**
Revenues	*in € mill.*	379.8	452.1	+19
EBITDA [1]	*in € mill.*	103.3	108.2	+5
EBIT [1]	*in € mill.*	67.3	68.3	+1
Total investments	*in € mill.*	75.3	84.4	+12
Capital employed	*in € mill.*	550.4	574.6	+4
Employees		4,830	4,578	-5
Sales volumes hollow bricks	*in mill. NF*	2,560	2,997	+17
Sales volumes pavers	*in mill. m²*	4.92	5.59	+14
Sales volumes concrete roof tiles [2]	*in mill. m²*	11.44	12.94	+13

1) Adjusted for non-recurring income and expenses
2) Sales volumes are not proportional, but reflect 100%

Central-West Europe

Central-West Europe recorded an increase of 17% in revenues to € 343.0 million and 14% in EBITDA to € 72.8 million. This sound development was supported above all by strong demand in Germany and continued good results in Switzerland. The Central-West Europe segment generated 20% of Group revenues and 21% of EBITDA.

Germany as driver for positive development in Central-West Europe

The strong growth in sales volumes and revenues in Germany resulted from the recovery in residential construction, but also reflects the initial full consolidation of the Knabe facing brick activities as well as the Bogen and Jungmeier clay roof tile plants. In addition, price increases that were implemented in the facing brick area during the third quarter had a positive effect. The demand for hollow bricks in Switzerland improved, but sales volumes of clay roof tiles were somewhat lower. Despite this situation, an increase was recorded in both revenues and earnings. In Italy a decline in new residential construction from the previous high level led to an expected decrease in sales volumes, and Wienerberger was only able to realize limited price adjustments as an offset for the rise in energy costs. Revenues and EBITDA in Italy fell by a slight margin.

Earnings improvement through cost optimization and higher prices expected for 2007

Residential construction in Germany is expected to remain strong throughout the rest of this year because of support provided, above all, by the expiration of a federal subsidy for homebuilders and an increase in the VAT rate beginning in 2007. The long-expected weakness on the Italian market will most likely continue, but sales volumes in Switzerland should remain at a good level. For 2007 we expect the VAT increase will lead to only "flat" development in German residential construction, but we intend to further improve earnings through cost optimization measures and price increases in the clay roof tile area. The integration of Jungmeier and Bogen with our Koramic roofing activities is expected to provide us with significant synergy effects in Germany over the mid-term. In Italy Wienerberger forecasts stable sales volumes and prices in 2007, while Switzerland should remain at the current high level.

Central-West Europe		1-9/2005	1-9/2006	Change in %
Revenues	*in € mill.*	292.6	343.0	+17
EBITDA	*in € mill.*	63.9	72.8	+14
EBIT	*in € mill.*	39.3	46.3	+18
Total investments	*in € mill.*	44.9	79.2	+76
Capital employed	*in € mill.*	405.5	464.2	+14
Employees		1,894	2,076	+10
Sales volumes hollow bricks	*in mill. NF*	1,389	1,421	+2
Sales volumes facing bricks	*in mill. WF*	123	146	+19
Sales volumes clay roof tiles	*in mill. m²*	4.10	6.02	+47

North-West Europe

Positive development of revenues and earnings in North-West Europe

The North-West Europe segment increased revenues by 10% to € 615.9 million for the first nine months and also registered EBITDA growth of 5% to € 132.5 million. Good sales volumes combined with price increases in nearly all countries and product groups were responsible for this positive development. The North-West Europe segment generated 37% of revenues and EBITDA reported by the Group.

Implementation of second price increase this year to offset higher energy costs

Sales volumes of hollow bricks rose substantially in Belgium and France, but volume increases were also recorded by other countries and product groups in this segment. The only declines were registered in sales of facing bricks in France, Finland and Norway. Wienerberger implemented a second wave of price adjustments in September to offset the particularly sharp rise in energy costs in this region over the last 18 months. A shift in the product mix to lower margin bricks held average prices at the prior year level in Great Britain, but sales volumes increased by a significant amount.

Closing of Baggeridge transaction in UK expected for early 2007

Wienerberger also continued to pursue its growth strategy in North-West Europe. A new plant started operations in Estonia (the Aseri facing brick plant) and the hollow brick plant in Angervilliers, France, will commence production during the fourth quarter of this year. Work is progressing to expand capacity for clay roof tiles in France and clay pavers in Holland. In mid-August Wienerberger announced a takeover bid for the publicly traded Baggeridge Brick PLC in Great Britain. The closing for this acquisition is expected to take place in early 2007 because the approval of the British cartel authorities is still outstanding, but we are looking forward to a positive decision by mid-November.

Further earnings growth forecasted for fourth quarter

Our forecasts call for steady growth in sales volumes and a further improvement in earnings during the fourth quarter of 2006, which will be supported by strong residential construction in Belgium and sound demand in France. Wienerberger also expects earnings in the Netherlands and Northern Europe will show positive development through the end of this year. For 2007 we expect a continuation of growth in revenues and earnings in North-West Europe as a result of continued strong activity on markets in Belgium and France as well as growth in the Netherlands and Great Britain from the current low level of residential construction. Additional positive contributions can be expected from the bolt-on projects completed this year and the planned takeover of Baggeridge in Great Britain.

North-West Europe		1-9/2005	1-9/2006	Change in %
Revenues	*in € mill.*	562.1	615.9	+10
EBITDA	*in € mill.*	126.5	132.5	+5
EBIT	*in € mill.*	85.6	89.8	+5
Total investments	*in € mill.*	81.0	122.5	+51
Capital employed	*in € mill.*	956.4	1,068.6	+12
Employees		4,213	4,202	0
Sales volumes hollow bricks	*in mill. NF*	733	899	+23
Sales volumes facing bricks	*in mill. WF*	1,239	1,281	+3
Sales volumes clay roof tiles	*in mill. m²*	8.79	9.08	+3

USA

Weakness in US residential construction continues

The downturn in new residential construction that took hold of the US market in April intensified during the third quarter. The USA segment recorded a drop of 4% in sales volumes for the first nine months, but was able to increase prices by a slight amount at the beginning of 2006. Although the weakness in US housing starts was greater than initially expected, revenues rose by 8% to € 271.9 million following the initial consolidation of Robinson Brick. Operating EBITDA declined by 1% to € 49.1 million. The USA generated 16% of revenues and 14% of EBITDA recorded by the Group.

Operating EBITDA in the USA was negatively affected above all by the lower utilization of capacity, higher selling expenses and integration costs related to the acquisition of Robinson Brick. Robinson operates one brick plant in Denver as well as three concrete block factories and 17 distribution outlets in six states (Colorado, Wyoming, Montana, Nebraska, Illinois and Oklahoma) and was acquired in June. The General Shale plant in Lee County was closed to shift production to the more efficient facility in nearby Brickhaven and thereby optimize production costs. The operating results for this segment do not include non-recurring expenses of € 4.6 million, which were incurred in connection with the shutdown of the Darlington plant in Pennsylvania during the first half-year.

Operating results affected by lower utilization of capacity and integration costs

Forecasts for the full year indicate a drop of more than 10% in US housing starts to 1.8 million units. In spite of this situation, we expect further growth in revenues and stable development of operating EBITDA in comparison to the record figures recorded in 2005. These results will be supported by the shutdown of two older plants and the further optimization of production costs as well as the initial consolidation of Robinson Brick. The tense situation of new residential construction in the USA is expected to continue during the first half of 2007. However, unless the high stocks of unsold houses have declined from the current seven months to a reasonable level of three to four months recovery is unlikely before mid-2007. Wienerberger is well prepared for this scenario, has adjusted its capacity and targets further growth in revenues and earnings next year.

Higher revenues and stable EBITDA expected for 2006, recovery in US housing starts not before mid-2007

USA		1-9/2005	1-9/2006	Change in %
Revenues	*in € mill.*	251.5	271.9	+8
EBITDA[1]	*in € mill.*	49.6	49.1	-1
EBIT[1]	*in € mill.*	39.4	37.6	-5
Total investments	*in € mill.*	35.7	131.8	>100
Capital employed	*in € mill.*	338.0	442.9	+31
Employees		2,194	2,422	+10
Sales volumes facing bricks	*in mill. WF*	943	903	-4

1) Adjusted for non-recurring income and expenses

Investments and Other

The Investments and Other segment is comprised chiefly of the holding company and related costs as well as the non-core activities of the Wienerberger Group. These activities include real estate and a stove tile plant in Austria. Revenues in this segment rose by 26% to € 15.7 million, while EBITDA declined 1% below the prior year level to € -11.0 million. The 50% stake in Pipelife is consolidated at equity, and is not included in the operating results of this segment. As in the prior year, this company recorded a significant improvement in revenues and earnings.

Pipelife records solid earnings growth in 2006

Investments and Other[1]		1-9/2005	1-9/2006	Change in %
Revenues	*in € mill.*	12.5	15.7	+26
EBITDA	*in € mill.*	-10.9	-11.0	-1
EBIT	*in € mill.*	-13.3	-13.9	-5
Capital employed	*in € mill.*	30.8	18.1	-41
Employees		159	176	+11

1) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	7-9/2006	7-9/2005	1-9/2006	1-9/2005
Revenues	644,007	545,771	1,655,906	1,468,567
Cost of goods sold	-393,610	-325,733	-1,036,163	-901,424
Gross profit	**250,397**	**220,038**	**619,743**	**567,143**
Selling expenses	-111,016	-96,438	-308,786	-273,171
Administrative expenses	-32,279	-28,801	-96,457	-83,228
Other operating expenses	-451	-4,776	-13,453	-13,593
Other operating income	4,637	4,859	27,077	21,135
Amortization of goodwill	0	0	0	0
Operating profit before non-recurring items	**111,288**	**94,882**	**228,124**	**218,286**
Non-recurring write-offs and provisions related to restructuring	-7,191	-4,977	-7,191	-4,977
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**104,097**	**89,905**	**220,933**	**213,309**
Income from investments in associates	9,302	9,157	18,694	20,793
Net financing costs	-15,160	-12,395	-37,699	-35,071
Other financial results	-1,252	-1,466	-1,018	-2,087
Financial results	**-7,110**	**-4,704**	**-20,023**	**-16,365**
Profit before tax	**96,987**	**85,201**	**200,910**	**196,944**
Income taxes	-20,721	-20,638	-43,516	-43,441
Profit after tax	**76,266**	**64,563**	**157,394**	**153,503**
Thereof attributable to minority interest	1,960	2,631	2,947	3,705
Thereof attributable to equity holders	**74,306**	**61,932**	**154,447**	**149,798**
Adjusted earnings per share before non-recurring items (in EUR)	**1.11**	**0.91**	**2.20**	**2.11**
Earnings per share (in EUR)	**1.02**	**0.85**	**2.11**	**2.05**
Diluted earnings per share (in EUR)	**1.01**	**0.85**	**2.10**	**2.04**

Segment Reporting

1-9/2006 in TEUR	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other [3]	Group Eliminations	Wienerberger Group
Revenues	452,109	342,973	615,895	271,903	15,703	-42,677	1,655,906
EBITDA [1]	108,153	72,791	132,541	49,140	-11,040		351,585
EBIT [1]	68,269	46,302	89,813	37,645	-13,905		228,124
Total investments	84,375	79,194	122,517	131,849	1,443	-559	418,819
Capital employed	574,623	464,194	1,068,625	442,866	18,110		2,568,418
Employees [2]	4,578	2,076	4,202	2,422	176		13,454
1-9/2005							
Revenues	379,750	292,642	562,107	251,450	12,487	-29,869	1,468,567
EBITDA [1]	103,308	63,934	126,516	49,590	-10,928		332,420
EBIT [1]	67,279	39,250	85,588	39,390	-13,221		218,286
Total investments	75,285	44,925	80,986	35,743	1,757		238,696
Capital employed	550,363	405,450	956,418	337,997	30,913		2,281,141
Employees [2]	4,830	1,894	4,213	2,194	159		13,290

1) Adjusted for non-recurring income and expenses.
2) Average number of employees for the period
3) The Investments and Other segment includes holding company costs.

Balance Sheet

in TEUR	30.9.2006	31.12.2005
ASSETS		
Intangible assets	640,856	563,906
Property, plant and equipment	1,646,895	1,507,125
Investment property	32,323	32,984
Investments in associates	123,037	106,503
Other financial assets	28,705	21,566
Deferred tax assets	66,318	61,355
Non-current assets	**2,538,134**	**2,293,439**
Inventories	477,515	445,879
Trade receivables	313,399	184,407
Other current receivables	109,199	103,567
Securities	32,735	22,402
Cash and cash at bank	219,450	219,876
Current assets	**1,152,298**	**976,131**
Total Assets	**3,690,432**	**3,269,570**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Retained earnings	1,109,410	1,031,209
Treasury stock	-30,978	-28,133
Translation reserve	-75,535	-38,909
Minority interest	31,660	29,717
Equity	**1,523,777**	**1,483,104**
Employee-related provisions	71,889	75,671
Provisions for deferred taxes	121,812	105,318
Other non-current provisions	54,905	53,463
Long-term financial liabilities	815,471	1,091,366
Other non-current liabilities	49,759	51,102
Non-current provisions and liabilities	**1,113,836**	**1,376,920**
Other current provisions	41,320	39,234
Short-term financial liabilities	646,075	97,873
Trade payables	186,999	150,712
Other current liabilities	178,425	121,727
Current provisions and liabilities	**1,052,819**	**409,546**
Total Equity and Liabilities	**3,690,432**	**3,269,570**

Changes in Equity Statement

in TEUR	Group	Minority interest	Total
Balance on 1.1.2006	**1,453,387**	**29,717**	**1,483,104**
Net profit/minority interest	154,447	2,947	157,394
Dividend payments	-86,415	-538	-86,953
Currency translation adjustment	-35,648	-96	-35,744
Currency translation adjustment to investments in associates	-978	0	-978
Hedging reserves	10,313	38	10,351
Capital increase/decrease	0	500	500
Increase/decrease in minority interest	0	-908	-908
Increase/decrease in treasury stock	-2,845	0	-2,845
Expenses from stock option plans	1,223	0	1,223
Other changes	-1,367	0	-1,367
Balance on 30.9.2006	**1,492,117**	**31,660**	**1,523,777**

Cash Flow Statement

in TEUR	1-9/2006	1-9/2005
Profit before tax	200,910	196,944
Depreciation and amortization	123,461	114,134
Non-recurring write-offs related to restructuring	6,732	1,585
Write-ups of fixed and financial assets	-1,728	-657
Increase/decrease in long-term provisions	10,341	13,520
Income from associates	-18,694	-20,793
Income/loss from the disposal of fixed and financial assets	-1,766	-2,662
Net financing costs	37,699	35,071
Interest paid	-63,994	-53,504
Interest received	24,336	26,073
Income taxes paid	-28,989	-32,260
Gross cash flow	**288,308**	**277,451**
Increase/decrease in inventories	-3,739	-43,643
Increase/decrease in trade receivables	-114,062	-94,806
Increase/decrease in trade payables	27,930	3,872
Increase/decrease in other net current assets	32,030	-1,402
Changes in non-cash items resulting from foreign exchange translation	-3,636	-198
Cash flow from operating activities	**226,831**	**141,274**
Proceeds from the sale of assets	13,833	40,360
Purchase of property, plant and equipment and intangible assets	-263,086	-193,032
Payments made for investments in financial assets	-9,108	-209
Increase/decrease in securities	19	-1,184
Net payments made for the acquisition of companies	-155,733	-45,664
Net proceeds from the sale of companies	0	61
Cash flow from investing activities	**-414,075**	**-199,668**
Increase/decrease in long-term financial liabilities	-275,895	291,472
Increase/decrease in short-term financial liabilities	550,161	-152,726
Dividends paid by Wienerberger AG	-86,415	-78,040
Dividends paid to minority shareholders and other changes in minority capital	-38	-2,411
Dividend payments from associates	2,500	0
Capital increase Wienerberger AG	0	0
Cash inflows from the exercise of stock options	4,697	4,536
Purchase of treasury stock	-8,892	-21,325
Cash flow from financing activities	**186,118**	**41,506**
Change in cash and cash at bank	**-1,126**	**-16,888**
Effects of exchange rate fluctuations on cash held	700	2,077
Cash and cash at bank at the beginning of the period	219,876	86,492
Cash and cash at bank at the end of the period	**219,450**	**71,681**
Thereof cash	219,450	71,681

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of September 30, 2006 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2005 remain unchanged. Wienerberger records emission rights at an acquisition cost of zero in accordance with the policy used in 2005, which is based on IAS 20 and IAS 38. In keeping with this accounting treatment, the income statement only includes expenses for the required purchase of additional certificates due to insufficient allocation or income from the sale of unused emission rights.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The segment reporting reflects the regional focus of the Wienerberger Group, and remains unchanged since December 31, 2005.

IFRS differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the treatment of goodwill arising on acquisitions, the determination of provisions (including employee-related provisions), the valuation of marketable securities, the reporting of extraordinary income and expense, and the reporting of personnel expenses related to the stock option plans. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2005, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The companies in the Biegonice Group in Poland, which were acquired as of February 1, 2006, were included through full consolidation for the first time. Two other plants were included in the consolidated financial statements as of May 1, 2006: a clay roof tile plant in Germany and a hollow brick plant near Ghent, Belgium. As of June 13, 2006 Wienerberger acquired the Robinson Brick Company in Denver, Colorado, USA, with one brick plant and three concrete block factories as well as numerous distribution outlets in the western regions of the USA. In addition, one brick plant in Austria, one facing brick plant in Germany and the Jungmeier clay roof tile company in Straubing were acquired through asset deals.

The comparable prior year period from January 1, 2005 to September 30, 2005 included von Müller Dachprodukte GmbH & Co. KG with two clay roof tile plants in Germany (consolidated as of April 1, 2005) for only part of the reporting period. The Danish Petersminde Teglvaerk A/S as well as a number of brick plants acquired through asset deals and brick activities in Ukraine were not included at all in the comparable prior year period.

Changes in the consolidation range increased revenues by TEUR 49,010 and EBITDA by TEUR 4,352 for the period from January 1, 2006 to September 30, 2006.

On August 17, 2006 Wienerberger announced that it will make a public offer to acquire shares in Baggeridge Brick PLC; however, the offer will only become effective after the cartel authorities have granted their approval. This planned offer has no effect on the interim financial statements for the first three quarters of 2006.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose by 13% over the first three quarters of 2005 to TEUR 1,655,906. Operating profit before depreciation and amortization (operating EBITDA) reached TEUR 351,585, which represents an increase of 6% over the prior year value of TEUR 332,420. Plant shutdowns in the Czech Republic and USA led to non-recurring expenses of TEUR 7,191 during the third quarter. These expenses are reported on the income statement under non-recurring write-offs and provisions related to restructuring.

The number of shares outstanding totaled 74,167,796 as of September 30, 2006. Treasury stock totaled 886,005 shares as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2006 to September 30, 2006 was 73,320,143.

Notes to the Cash Flow Statement

The Cash Flow Statement was expanded to better meet the requirements of IAS 7, and profit before tax now forms the starting point. Interest expense and tax payments are shown separately as components of gross cash flow. The necessary adjustments are included under cash flow from operating activities and cash flow from financing activities. Prior year data was adjusted accordingly in the relevant positions.

The change in the hedging reserve through foreign currency swaps during the first three quarters of 2005 was reported as part of cash flow from operating activities under changes in non-cash items resulting from foreign exchange translation. The contra item to the hedging reserve was reported as part of cash flow from investing activities under changes in securities, which therefore showed a higher inflow. In accordance with IAS 7, these two effects are treated as non-cash transactions in this interim financial report and are not included in the Cash Flow Statement. This reflects the treatment applied in the consolidated financial statements as of December 31, 2005. The cash flow statement for the first three quarters of 2005 was adjusted accordingly.

Gross cash flow of TEUR 288,308 for the first three quarters exceeded the prior year level by 4%. Cash outflows of TEUR 418,819 for total investments include TEUR 69,271 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 349,548 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first three quarters of 2006 increased fixed and financial assets by TEUR 418,819. Net debt rose by TEUR 261,978, primarily due to investments, the seasonal increase in receivables and the dividend payment. Negative, non-recognized currency translation adjustments of TEUR 36,722 for the first nine months were generated above all in Hungary, Poland and the USA. During the period from July 10, 2006 to July 25, 2006 Wienerberger repurchased 250,000 shares of its stock for TEUR 8,892 to service the stock option plan. This reduction in equity is contrasted with an increase of TEUR 10,351 in the hedging reserve and cash inflows of TEUR 4,697 from the exercise of stock options by eligible managers. The difference between the purchase cost of treasury stock and the exercise price of the options led to a decrease of TEUR 1,349 in retained earnings. Profit after tax led to an increase of TEUR 157,394 in equity.

The Managing Board of Wienerberger AG

Vienna, November 2006

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

November 8, 2006	Third Quarter Results for 2006
November 16/17, 2006	Capital Markets Day in Munich, Germany
February 15, 2007	Preliminary Results for 2006
March 27, 2007	2006 Results: Press and Analysts Conference in Vienna
March 28, 2007	2006 Results: Analysts Conference in London
May 8, 2007	First Quarter Results for 2007
May 10, 2007	138th Annual General Meeting in the Austria Center Vienna
August 21, 2007	Results for the First Six Months of 2007: Press and Analysts Conference in Vienna
August 22, 2007	Results for the First Six Months of 2007: Analysts Conference in London
November 14, 2007	Third Quarter Results for 2007

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2005:
http://annualreport.wienerberger.com

The Report on the First Three Quarters of 2006 is available in German and English.

